UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about the monetary update of shareholder remuneration related to 3Q25

—

Rio de Janeiro, March 16, 2026 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact published on 11/06/2025 and the Communication published on 12/11/2025, informs that it will pay on 03/20/2026 the second installment of shareholder remuneration referring to the anticipation of compensation related to the 2025 fiscal year, declared in accordance with the balance sheet of September 30, 2025, based on the shareholder position of 12/22/2025.

This second installment will be paid both as dividends and as interest on capital, whose gross amounts per share will be adjusted by the Selic rate from 12/31/2025 to 03/20/2026, according to the interest rate adjustment calculation, as demonstrated below:

Income tax will be levied on the amount corresponding to the interest on capital, as well as on the amounts corresponding to the monetary adjustments by the Selic rate, in accordance with current legislation.

Credit instructions

The payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders, who have their registration duly updated, will have their rights automatically credited to their bank accounts on the payment date. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made as of March 27, 2026 by JP Morgan Chase, depositary bank of ADRs. Information and clarifications may be obtained at www.adr.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer